CHRISTOPHER J. BARRY (206) 903-8815 FAX (206) 260-8938 barry.christopher@dorsey.com

March 9, 2011

United States Securities and Exchange Commission
Attn: Mr. Ethan Horowitz, Branch Chief
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549-7010

By SEC Correspondence

Dear Sirs:

Re:	Banro Corporation
Form 40-F for the Fiscal Year Ended December 31, 2009
Filed March 29, 2010
Response Letter Dated February 25, 2011
File No. 1-32399

On behalf of our client, Banro Corporation (the “Company” or “Banro”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated February 25, 2011 (the “Comment Letter”), in respect of the above noted filings.  The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Form 40-F for the Fiscal Year Ended December 31, 2009, As Amended

Exhibit 99.3

Financial Statements

Auditor’s Report, page 4

1.  We have considered your response to prior comment number one from our letter dated December 28, 2010.  Notwithstanding your interpretation of acceptable reporting practices in Canada, our rules require that the financial statements presented in your filing be audited.  To be considered audited, statements must be accompanies by an audit report specifically covering those financial statements.  Therefore, the audit report issued by BDO Canada LLP on March 26, 2009 covering the financial statements as of December 31, 2008 should be filed with the Form 40-F for the year ended December 31, 2009.

March 10, 2011

The Company’s response is:

Please see Exhibit 99.22 to Amendment No.1 to Form 40-F (the “Form 40-F/A”) for the year ended December 31, 2009, filed on March 9, 2011.  The Form 40-F/A incorporates the audit report issued by BDO Canada LLP on March 26, 2009, covering the financial statements of Banro as of December 31, 2008, into the Form 40-F for the year ended December 31, 2009. A copy of the as filed Form 40-F/A is also attached hereto for your reference.

Engineering comments

Financial Analysis, page 27

2.  We note your response to our previous comment number four, in that you intend to develop the Twangiza project in phases.  Please explain to us if this change constitutes a material change to the information in your technical report that would require the filing of an additional technical report with respect to section 4.2(3) of National Instrument 43-101.  In addition, please explain to us how you determined the capital and operating costs disclosed for your phased approach in item 3.3.1.2.

The Company’s response is:

The Company’s strategy of developing the Twangiza project in phases did not constitute a material change to the information in the technical report that required the filing of an additional technical report pursuant to section 4.2(3) of National Instrument 43-101.  The capital and operating costs disclosed for the phased approach were determined by the Company with the assistance of the Company’s independent consultants, including SENET.  SENET is a respected engineering firm who was involved in the preparation of the Twangiza feasibility studies (including compiling the NI 43-101 technical reports) and is the EPCM contractor currently overseeing the construction of the Phase 1 mine at Twangiza.

Closing Comments

On behalf of the Company, we hereby confirm to the Staff the Company’s acknowledgment of the following:

•	Banro is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

March 10, 2011

•	Banro may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (206) 903-8815 should you have any questions about the contents of this letter.

Yours truly,

/s/ Christopher J. Barry

Christopher J. Barry

cc: Donat Madilo, Chief Financial Officer, Banro

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

Commission file number: 001-32399

BANRO CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario M5X 1E3
(416) 366-2221
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services,Inc. Columbia Center 701 5th Avenue, Suite 6100 Seattle, WA 98104 (206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value Warrants	NYSE Amex Equities NYSE Amex Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form          ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 105,961,938

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes      ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐  Yes   ☐ No

EXPLANATORY NOTE

This amendment number one to the Annual Report on Form 40-F, as previously filed on March 29, 2010, is being filed to include the audit report of BDO Canada LLP for the financial statements of the Registrant as of December 31, 2008, incorporated by reference herein as Exhibit 99.22.  No other changes to the Form 40-F have been made.

EXHIBITS
99.1*	Annual Information Form of the Company for the year ended December 31, 2009

99.2*	Management’s Discussion and Analysis

99.3*	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6*	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants, Licensed Public Accountants

99.7	Consent of BDO Canada LLP

99.8*	Consent of Michael Skead

99.9*	Consent of Martin Pittuck

99.10*	Consent of Daniel Bansah

99.11*	Consent of Anthony Smith

99.12*	Consent of Gareth O’Donovan

99.13*	Consent of Neil Senior

99.14*	Consent of H. G. Waldeck

99.15*	Consent of SENET

99.16*	Consent of SRK Consulting (UK) Ltd.

99.17*	Consent of C. Molloy

99.18*	Consent of J. Haile

99.19*	Consent of SRK (South Africa) (Pty) Ltd.

99.20*	Consent of AMEC

99.21*	Consent of Knight Piesold Ltd.

99.22	Audit report of BDO Canada LLP

* Previously filed

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION

By:	/s/ Simon F.W. Village
Name: Simon F.W. Village
Title: Interim President + CEO

Date: March 9, 2011

EXHIBIT 99.2

Auditors' Report

To the Directors of Banro Corporation

We have audited the consolidated balance sheet of Banro Corporation as at December 31, 2008 and the consolidated statements of operations and other comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring  Organization of the Treadway Commission (COSO), and our report dated March 26, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ BDO Canada LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 26, 2009

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in accounting policies, such as those described in the summary of significant accounting policies, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 26, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

/s/ BDO Canada LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 26, 2009

EXHIBIT 99.4
CERTIFICATION

I, Simon F.W. Village, certify that:

1.           I have reviewed this annual report on Form 40-F of Banro Corporation;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.           The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.           The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 9, 2011	By:	/s/ Simon F.W. Village Simon F.W. Village Interim President + CEO

CERTIFICATION

I, Donat K. Madilo, certify that:

1.           I have reviewed this annual report on Form 40-F of Banro Corporation;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.           The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.           The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 9, 2011	By:	/s/ Donat K. Madilo Donat K. Madilo Chief Financial Officer

EXHIBIT 99.5

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Banro Corporation (the “Company”) on Form 40-F for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Simon F.W. Village, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 9, 2011	/s/ Simon F.W. Village
Simon F.W. Village
Interim Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Banro Corporation and will be retained by Banro Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Banro Corporation (the “Company”) on Form 40-F for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Donat K Madilo, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 9, 2011	/s/ Donat K. Madilo
Donat K. Madilo
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Banro Corporation and will be retained by Banro Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.7

Consent of Independent Registered Chartered Accountants

We hereby consent to the use in this amendment No. 1 to the Annual Report on Form 40-F of our reports dated March 26, 2009 relating to the consolidated financial statements of Banro Corporation as at December 31, 2008 and for the years ended December 31, 2008 and 2007.

/s/ BDO Canada LLP

BDO Canada LLP

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
March 9, 2011